JPMORGAN TRUST I

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

February 22, 2011

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (“Trust”)
File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 134

Dear Mr. Di Stefano:

This letter is in response to the comments you provided on January 26, 2011 with respect to three new classes for the JPMorgan Tax Aware Equity Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the 1933 Act, which will be automatically effective on February 28, 2011.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response: Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of Class A Shares are subject to a CDSC. We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund. The “(under $1 million)” language in the fee table alerts shareholders to an important exception to the general fact that Class A Shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders. As a result, we are retaining the “under $1 million” in the disclosure.

Main Investment Strategies

2.	Comment: Please add the capitalization range for the S&P 500 Index as of a recent date to the main investment strategies section.

Response: The requested information will be added.

3.	Comment: Please explain why it is appropriate to say that medium capitalization companies are included in the S&P 500.

Response: As of January 31, 2011, the smallest capitalization company in the S&P had a capitalization for approximately $1.5 billion. As a result, we believe that it is appropriate to identify the fact that the index contains medium capitalization companies.

4.	Comment: Please revise the Fund’s derivatives disclosure to make it more specific.

Response: We have reviewed the Fund’s derivatives disclosure and respectfully disagree that the disclosure needs to be revised to make it more specific. While the first sentence of the disclosure describes derivatives generally, the second sentence is more specific and explains how the Fund intends to use futures in order to obtain equity exposure from its cash positions.

Main Investment Risks

5.	Comment: Please revise the “Derivatives Risk” to make it more specific.

Response: We have reviewed the Fund’s derivatives risk disclosure and respectfully disagree that the disclosure needs to be revised to make it more specific. Given the Fund’s use of futures, we believe the disclosure of investment risk, leverage risk and counterparty risk are appropriate to disclose.

In connection with your review of the Fund’s Post-Effective Amendment No. 134 filed by the Trust on December 16, 2010, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 248-7598.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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